FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2023

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Lynparza approved in US for BRCAm prostate cancer

 1 June 2023

Lynparza plus abiraterone approved in the US for the treatment of
BRCA-mutated metastatic castration-resistant prostate cancer

Lynparza combination reduced the risk of disease progression or death by 76% vs. abiraterone alone

First PARP inhibitor approved in combination with a new hormonal agent underscores clinically meaningful benefit of new treatment approach

AstraZeneca and MSD's Lynparza (olaparib) in combination with abiraterone and prednisone or prednisolone has been approved in the US for the treatment of adult patients with deleterious or suspected deleterious BRCA-mutated (BRCAm) metastatic castration-resistant prostate cancer (mCRPC).

This approval was based on a subgroup analysis of the Phase III PROpel trial which showed that Lynparza plus abiraterone demonstrated highly clinically meaningful improvements in both radiographic progression-free survival (rPFS) (HR of 0.24, 95% CI, 0.12-0.45) and overall survival (OS) (HR of 0.30, 95% CI, 0.15-0.59) versus abiraterone alone in patients with BRCA mutations.1 Median rPFS and median OS were not reached for patients treated with Lynparza plus abiraterone versus a median of 8 months and 23 months, respectively, for those treated with abiraterone alone.

Prostate cancer is the second-most common cancer in men and despite an increase in the number of available therapies for patients with mCRPC, five-year survival remains low.2,3 Approximately 10% of patients with mCRPC have BRCA mutations, which is associated with poor prognosis and outcomes.4,5

Andrew Armstrong, MD, ScM, of the Duke Cancer Institute, Durham, North Carolina, US, and an investigator in the trial, said: "Preventing or delaying radiographic progression or death is an important clinical endpoint in assessing cancer treatment and is very important to patients, their caregivers and their families. The PROpel results showed the Lynparza combination demonstrated a notable clinically meaningful benefit that should rapidly be considered as the standard of care treatment for patients with BRCA-mutated metastatic castration-resistant prostate cancer."

Dave Fredrickson, Executive Vice President, Oncology Business Unit, AstraZeneca, said: "There is a critical unmet need for new first-line treatment options for patients with BRCA-mutated metastatic castration-resistant prostate cancer and this approval underscores the importance of BRCA testing at metastatic diagnosis. We look forward to bringing the benefit of this Lynparza combination to patients earlier in their treatment."

Eliav Barr, Senior Vice President, Head of Global Clinical Development and Chief Medical Officer, MSD Research Laboratories, said: "It is imperative that we create new ways to treat advanced cancers and help improve patient outcomes by building on the current standard of care. In PROpel, the Lynparza combination improved radiographic progression-free survival and overall survival for the subgroup of patients with BRCA-mutated metastatic castration-resistant prostate cancer. This approval reinforces the importance of routine testing for genetic mutations at metastatic diagnosis to help guide clinical decisions."

The safety and tolerability profile of Lynparza plus abiraterone in PROpel was in line with that observed in prior clinical trials and the known profiles of the individual medicines.

Lynparza in combination with abiraterone and prednisone or prednisolone is approved in the European Union (EU) and several other countries for the treatment of adult patients with mCRPC based on the PROpel trial.

Lynparza is already approved in the US based on results from the PROfound Phase III trial as monotherapy for patients with homologous recombination repair (HRR) gene-mutated mCRPC (BRCAm and other HRR gene mutations) who have progressed following prior treatment with enzalutamide or abiraterone; and in the EU, Japan, and China for patients with BRCAm mCRPC who have progressed following prior therapy that included a new hormonal agent.

Financial considerations
Following this approval for Lynparza in the US, AstraZeneca will receive a regulatory milestone payment from MSD, anticipated to be booked as Collaboration Revenue by the Company and confirmed in the second quarter 2023 results.

Notes

Prostate cancer
Prostate cancer is the second most commonly diagnosed cancer in men and the fifth leading cause of cancer death in men globally, with an incidence of 1.4 million and 375,000 deaths in 2020.2,3 In the US, it is estimated that there will be 288,300 new cases and 34,700 deaths in 2023.6 Overall survival for patients with mCRPC is approximately three years in clinical trial settings, and even shorter in the real-world.7 Approximately half of patients with mCRPC may receive only one line of active treatment, and those that go on to receive further treatment often have diminishing benefit of subsequent therapies.8-13

Metastatic castration-resistant prostate cancer
Metastatic prostate cancer is associated with a significant mortality rate.14 Development of prostate cancer is often driven by male sex hormones called androgens, including testosterone.15

In patients with mCRPC, their prostate cancer grows and spreads to other parts of the body despite the use of androgen-deprivation therapy to block the action of male sex hormones.16 Approximately 10-20% of men with advanced prostate cancer will develop castration-resistant prostate cancer (CRPC) within five years, and at least 84% of these men will have metastases at the time of CRPC diagnosis.17 Of patients with no metastases at CRPC diagnosis, 33% are likely to develop metastases within two years.17

Despite the advances in mCRPC treatment in the past decade with taxane and new hormonal agent (NHA) treatment, there is high unmet need in this population.16-19

PROpel
PROpel is a randomised, double-blind, multi-centre Phase III trial testing the efficacy, safety, and tolerability of Lynparza versus placebo when given in combination with abiraterone, as well as prednisone or prednisolone, in men with mCRPC who had not received prior chemotherapy or NHAs in the mCRPC setting.

The primary endpoint is rPFS and secondary endpoints include OS, time to secondary progression or death, and time to first subsequent therapy. In September 2021 at a planned interim analysis, the Independent Data Monitoring Committee concluded that the PROpel trial met the primary endpoint of rPFS.

For more information about the trial please visit ClinicalTrials.gov.

Lynparza
Lynparza (olaparib) is a first-in-class PARP inhibitor and the first targeted treatment to block DNA damage response (DDR) in cells/tumours harbouring a deficiency in HRR, such as those with mutations in BRCA1 and/or BRCA2, or those where deficiency is induced by other agents (such as NHAs).

Inhibition of PARP with Lynparza leads to the trapping of PARP bound to DNA single-strand breaks, stalling of replication forks, their collapse and the generation of DNA double-strand breaks and cancer cell death.

Lynparza is currently approved in a number of countries across multiple tumour types including maintenance treatment of platinum-sensitive relapsed ovarian cancer and as both monotherapy and in combination with bevacizumab for the 1st-line maintenance treatment of BRCA-mutated (BRCAm) and homologous recombination repair deficient (HRD)-positive advanced ovarian cancer, respectively; for gBRCAm, HER2-negative metastatic breast cancer (in the EU and Japan this includes locally advanced breast cancer); for gBRCAm, HER2-negative high-risk early breast cancer (in Japan this includes all BRCAm HER2-negative high-risk early breast cancer); for gBRCAm metastatic pancreatic cancer; in combination with abiraterone for the treatment of metastatic castration-resistant prostate cancer in whom chemotherapy is not clinically indicated (EU) and as monotherapy in HRR gene-mutated metastatic castration-resistant prostate cancer in patients who have progressed on prior NHA treatment (BRCAm only in the EU and Japan). In China, Lynparza is approved for the treatment of BRCA-mutated metastatic castration-resistant prostate cancer, as a 1st-line maintenance therapy in BRCA-mutated advanced ovarian cancer as well as 1st-line maintenance treatment with bevacizumab for HRD-positive advanced ovarian cancer.

Lynparza, which is being jointly developed and commercialised by AstraZeneca and MSD, has been used to treat over 75,000 patients worldwide. Lynparza has a broad clinical trial development programme, and AstraZeneca and MSD are working together to understand how it may affect multiple PARP-dependent tumours as a monotherapy and in combination across multiple cancer types. Lynparza is the foundation of AstraZeneca's industry-leading portfolio of potential new medicines targeting DDR mechanisms in cancer cells.

The AstraZeneca and MSD strategic oncology collaboration
In July 2017, AstraZeneca and Merck & Co., Inc., Kenilworth, NJ, US, known as MSD outside the US and Canada, announced a global strategic oncology collaboration to co-develop and co-commercialise Lynparza, the world's first PARP inhibitor, and Koselugo (selumetinib), a mitogen-activated protein kinase (MEK) inhibitor, for multiple cancer types.

Working together, the companies will develop Lynparza and Koselugo and other potential new medicines as monotherapies and as combinations. The companies will also develop Lynparza and Koselugo in combination with their respective PD-L1 and PD-1 medicines independently.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1.   Clarke N, et al. Abiraterone and Olaparib for Metastatic Castration-Resistant Prostate Cancer. NEJM Evid. 2022;1(9).

2.   Cancer.Net. Prostate Cancer: Statistics. Available at https://www.cancer.net/cancer-types/prostate-cancer/statistics. Accessed March 2023.

3.   Rawla P. Epidemiology of Prostate Cancer. World J Oncol. 2019; 10(2):63-89.

4.   de Bono, et al. Central, Prospective Detection of Homologous Recombination Repair Gene Mutations (HRRm) in Tumour Tissue From >4000 Men With Metastatic Castration-Resistant Prostate Cancer (mCRPC) Screened for the PROfound Study. Presented at: ESMO Congress; September 27-October 1, 2019; Barcelona, Spain. Abstract 847PD

5.   Na R, et al. Germline Mutations in ATM and BRCA1/2 Distinguish Risk for Lethal and Indolent Prostate Cancer and are Associated with Early Age at Death. Eur Urol. 2017;71(5):740-747.

6.   Sung H, et al. Global Cancer Statistics 2020: GLOBOCAN Estimates of Incidence and Mortality Worldwide for 36 Cancers in 185 Countries. CA Cancer J Clin. 2021; 71(3):209-249.

7.   Cancer.Org. Key Statistics For Prostate Cancer. Available at https://www.cancer.org/cancer/prostate-cancer/about/key-statistics.html. Accessed March 2023.

8.   Ng K, et al. Metastatic Hormone-Sensitive Prostate Cancer (mHSPC): Advances and Treatment Strategies in the First-Line Setting. Oncol Ther. 2020;8:209-230.

9.   George DJ, et al. Treatment Patterns and Outcomes in Patients with Metastatic Castration-Resistant Prostate Cancer in a Real-World Clinical Practice Setting in the United States. Clin Genitourin Cancer. 2020;18:284-294.

10.  de Bono J, et al. Antitumour Activity and Safety of Enzalutamide in Patients with Metastatic Castration-Resistant Prostate Cancer Previously Treated with Abiraterone Acetate Plus Prednisone for ≥24 weeks in Europe. Eur Urol. 2018;74(1):37-45

11.  Hussein M, et al. Prostate-Specific Antigen Progression Predicts Overall Survival in Patients with Metastatic Prostate Cancer: Data from Southwest Oncology Group Trials 9346 (Intergroup Study 0162) and 9916. J Clin Oncol. 2009;27(15):2450.

12.  de Wit, R, et al. Real-World Evidence of Patients with Metastatic Castration-Resistant Prostate Cancer Treated with Cabazitaxel: Comparison with the Randomized Clinical Study CARD. Prostate Cancer Prostatic Dis. 2022;2660.

13.  Ryan C, et al. Abiraterone Acetate Plus Prednisone Versus Placebo Plus Prednisone in Chemotherapy-Naive Men with Metastatic Castration-Resistant Prostate Cancer (COU-AA-302): Final Overall Survival Analysis of a Randomised, Double-Blind, Placebo-Controlled Phase 3 Study. Lancet Oncol. 2015 Feb;16(2):152-60.

14.  Miller K, et al. The Phase 3 COU-AA-302 Study of Abiraterone Acetate Plus Prednisone in Men with Chemotherapy-Naïve Metastatic Castration-Resistant Prostate Cancer: Stratified Analysis Based on Pain, Prostate-Specific Antigen, and Gleason Score. Eur Urol. 2018;74(1):17-23.

15.  Chowdhury S, et al. Real-World Outcomes in First-Line Treatment of Metastatic Castration-Resistant Prostate Cancer: The Prostate Cancer Registry. Target Oncol. 2020;15(3):301-315.

16.  Cancer.Net. Treatment of Metastatic Castration-Resistant Prostate Cancer. Available at https://www.cancer.net/cancer-types/prostate-cancer/types-treatment. Accessed March 2023.

17.  Kirby M, et al. Characterising the Castration-Resistant Prostate Cancer Population: Systematic Review. Int J of Clin Pract. 2021;65(11):1180-1192.

18.  UroToday. What is Changing in Advanced Prostate Cancer? Available at https://www.urotoday.com/journal/everyday-urology-oncology-insights/articles/122176-what-is-changing-in-advanced-prostate-cancer.html. Accessed March 2023.

19.  Liu J, et al. Second-Line Hormonal Therapy for the Management of Metastatic Castration-Resistant Prostate Cancer: A Real-World Data Study Using a Claims Database. Sci Rep. 2020;10(1):4240.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 01 June 2023

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary